Filed by Promotora de Informaciones, S.A.
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended.
Subject Company: Liberty Acquisition Holdings Corp.
Commission File Number: 001-33862
Date: March 24, 2010

ADDITIONAL INFORMATION AND FORWARD-LOOKING STATEMENTS
     COMMENCING SHORTLY AFTER THE FILING OF THIS REPORT, PROMOTORA DE INFORMACIONES, S.A. (“PRISA”) AND/OR LIBERTY ACQUISITION HOLDINGS CORP. (“LIBERTY”) ARE HOLDING PRESENTATIONS FOR CERTAIN STOCKHOLDERS OF PRISA AND LIBERTY, AS WELL AS OTHER PERSONS WHO MIGHT BE INTERESTED IN INVESTING IN LIBERTY’S SECURITIES, REGARDING LIBERTY’S PROPOSED BUSINESS COMBINATION (THE “BUSINESS COMBINATION”) WITH PRISA, AS DESCRIBED IN THIS CURRENT REPORT ON FORM 8-K, AS AMENDED. CERTAIN INFORMATION CONTAINED IN THIS CURRENT REPORT ON FORM 8-K, AS AMENDED, AND THE EXHIBIT HERETO MAY BE DISTRIBUTED TO PARTICIPANTS AT SUCH PRESENTATIONS.
     IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION, PRISA INTENDS TO FILE WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) A REGISTRATION STATEMENT ON FORM F-4 THAT WILL INCLUDE A PROXY STATEMENT OF LIBERTY THAT ALSO WILL CONSTITUTE A PROSPECTUS OF PRISA. LIBERTY WILL MAIL THE PROXY STATEMENT/PROSPECTUS TO ITS STOCKHOLDERS AND WARRANTHOLDERS. LIBERTY STOCKHOLDERS AND WARRANTHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED BUSINESS COMBINATION AND WARRANT AMENDMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING LIBERTY, PRISA, THE PROPOSED BUSINESS COMBINATION, THE PROPOSED WARRANT AMENDMENT AND RELATED MATTERS. WHEN AVAILABLE, YOU WILL BE ABLE TO OBTAIN COPIES OF ALL DOCUMENTS REGARDING THE BUSINESS COMBINATION, THE WARRANT AMENDMENT AND OTHER DOCUMENTS FILED BY LIBERTY OR PRISA WITH THE SEC, FREE OF CHARGE, AT THE SEC’S WEBSITE (WWW.SEC.GOV) OR BY SENDING A REQUEST TO LIBERTY, 1114 AVENUE OF THE AMERICAS, 41ST FLOOR, NEW YORK, NEW YORK 10036, OR BY CALLING LIBERTY AT (212) 380-2230. PRISA WILL ALSO FILE CERTAIN DOCUMENTS WITH THE SPANISH COMISIÓN NACIONAL DEL MERCADO DE VALORES (THE “CNMV”) IN CONNECTION WITH ITS SHAREHOLDERS’ MEETING TO BE HELD IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION, WHICH WILL BE AVAILABLE ON THE CNMV’S WEBSITE AT WWW.CNMV.ES.
     LIBERTY AND ITS DIRECTORS AND OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM LIBERTY’S STOCKHOLDERS IN RESPECT OF THE PROPOSED BUSINESS COMBINATION AND FROM THE WARRANTHOLDERS OF LIBERTY IN CONNECTION WITH THE PROPOSED WARRANT AMENDMENT. INFORMATION REGARDING THE OFFICERS AND DIRECTORS OF LIBERTY IS AVAILABLE IN LIBERTY’S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009, WHICH HAS BEEN FILED WITH THE SEC. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF SUCH POTENTIAL PARTICIPANTS WILL ALSO BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-4 (AND WILL BE INCLUDED IN THE DEFINITIVE PROXY STATEMENT/PROSPECTUS FOR THE PROPOSED BUSINESS COMBINATION AND PROPOSED WARRANT AMENDMENT) AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE SEC.
     PRISA AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF LIBERTY IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION AND FROM THE WARRANTHOLDERS OF LIBERTY IN CONNECTION WITH THE PROPOSED WARRANT AMENDMENT. INFORMATION REGARDING THE INTERESTS OF THESE DIRECTORS AND EXECUTIVE OFFICERS IN THE BUSINESS COMBINATION WILL BE INCLUDED IN THE

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REGISTRATION STATEMENT ON FORM F-4 (AND WILL BE INCLUDED IN THE DEFINITIVE PROXY STATEMENT/PROSPECTUS FOR THE PROPOSED BUSINESS COMBINATION).
     THIS REPORT MAY INCLUDE “FORWARD LOOKING STATEMENTS” WITHIN THE MEANING OF THE “SAFE HARBOR” PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS MAY BE IDENTIFIED BY THE USE OF WORDS SUCH AS “ANTICIPATE”, “BELIEVE”, “EXPECT”, “ESTIMATE”, “PLAN”, “OUTLOOK”, AND “PROJECT” AND OTHER SIMILAR EXPRESSIONS THAT PREDICT OR INDICATE FUTURE EVENTS OR TRENDS OR THAT ARE NOT STATEMENTS OF HISTORICAL MATTERS. READERS ARE CAUTIONED THAT SUCH FORWARD LOOKING STATEMENTS WITH RESPECT TO REVENUES, EARNINGS, PERFORMANCE, STRATEGIES, PROSPECTS AND OTHER ASPECTS OF THE BUSINESSES OF PRISA, LIBERTY AND THE COMBINED GROUP AFTER COMPLETION OF THE PROPOSED BUSINESS COMBINATION ARE BASED ON CURRENT EXPECTATIONS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES. A NUMBER OF FACTORS COULD CAUSE ACTUAL RESULTS OR OUTCOMES TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO: (1) THE OCCURRENCE OF ANY EVENT, CHANGE OR OTHER CIRCUMSTANCES THAT COULD GIVE RISE TO THE TERMINATION OF THE BUSINESS COMBINATION AGREEMENT BETWEEN PRISA AND LIBERTY, INCLUDING, BUT NOT LIMITED TO, THE INABILITY OF PRISA TO ENTER INTO DEFINITIVE DOCUMENTS WITH ITS LENDERS REGARDING A RESTRUCTURING OF PRISA’S INDEBTEDNESS; (2) THE OUTCOME OF ANY LEGAL PROCEEDINGS THAT MAY BE INSTITUTED AGAINST PRISA AND OTHERS FOLLOWING ANNOUNCEMENT OF THE BUSINESS COMBINATION AGREEMENT AND TRANSACTIONS CONTEMPLATED THEREIN; (3) THE INABILITY TO COMPLETE THE TRANSACTIONS CONTEMPLATED BY THE BUSINESS COMBINATION AGREEMENT DUE TO THE FAILURE TO OBTAIN LIBERTY STOCKHOLDER APPROVAL, LIBERTY WARRANTHOLDER APPROVAL OR PRISA STOCKHOLDER APPROVAL, (4) DELAYS IN OBTAINING, ADVERSE CONDITIONS CONTAINED IN, OR THE INABILITY TO OBTAIN NECESSARY REGULATORY APPROVALS REQUIRED TO COMPLETE THE TRANSACTIONS CONTEMPLATED BY THE BUSINESS COMBINATION AGREEMENT; (5) THE RISK THAT THE PROPOSED TRANSACTION DISRUPTS CURRENT PLANS AND OPERATIONS AS A RESULT OF THE ANNOUNCEMENT AND CONSUMMATION OF THE TRANSACTIONS DESCRIBED HEREIN; (6) THE ABILITY TO RECOGNIZE THE ANTICIPATED BENEFITS OF THE COMBINATION OF PRISA AND LIBERTY; (7) COSTS RELATED TO THE PROPOSED COMBINATION; (8) THE LIMITED LIQUIDITY AND TRADING OF LIBERTY’S SECURITIES; (9) CHANGES IN APPLICABLE LAWS OR REGULATIONS; (10) THE POSSIBILITY THAT PRISA MAY BE ADVERSELY AFFECTED BY OTHER ECONOMIC, BUSINESS, AND/OR COMPETITIVE FACTORS; AND (11) OTHER RISKS AND UNCERTAINTIES INDICATED FROM TIME TO TIME IN PRISA’S OR LIBERTY’S FILINGS WITH THE SEC.
     READERS ARE REFERRED TO LIBERTY’S MOST RECENT REPORTS FILED WITH THE SEC, INCLUDING ITS ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON ANY FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE, AND LIBERTY UNDERTAKES NO OBLIGATION TO UPDATE OR REVISE THE FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

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March 11, 2010 Liberty Acquisition Holdings Corp. Investor Presentation

SafeHarborStatement Disclaimer This presentation does not constitute an offer to sell, or an invitation to subscribe for or purchase, any securities or the solicitation of any approval in any jurisdiction, nor shall there be any sale, issuance or transfer of the securities referred to in this presentation in any jurisdiction in contravention of applicable law. This presentation is not an offer of securities for sale in the United States. No securities will be offered or sold in the United States absent registration or an exemption from registration. This presentation does not constitute a prospectus or prospectus equivalent document. This presentation is not intended for distribution to, or use by any person or entity in any jurisdiction or country where such distribution or use would be contrary to local law or regulation. Forward-Looking Statements This presentation may include "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "anticipate", "believe", "expect", "estimate", "plan", "outlook", and "project" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Promotora de Informaciones, S.A. ("Prisa"), Liberty Acquisition Holdings Corp. ("Liberty") and the combined group after completion of the proposed business combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement between Prisa and Liberty (the "Business Combination Agreement"), including, but not limited to, the inability of Prisa to enter into definitive documents with its lenders regarding a restructuring of Prisa's indebtedness; (2) the outcome of any legal proceedings that may be instituted against Prisa and others following announcement of the Business Combination Agreement and transactions contemplated therein; (3) the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain Liberty stockholder approval, Liberty warrantholder approval or Prisa stockholder approval, (4) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the transactions contemplated by the Business Combination Agreement; (5) the risk that the proposed transaction disrupts current plans and operations as a result of the announcement and consummation of the transactions described herein; (6) the ability to recognize the anticipated benefits of the combination of Prisa and Liberty; (7) costs related to the proposed combination; (8) the limited liquidity and trading of Liberty's securities; (9) changes in applicable laws or regulations; (10) the possibility that Prisa may be adversely affected by other economic, business, and/or competitive factors; and (11) other risks and uncertainties indicated from time to time in Prisa's or Liberty's filings with the SEC. Readers are referred to Liberty's most recent reports filed with the SEC. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. Additional Information and Where to Find It This document may be deemed to be solicitation material in respect of the proposed business combination involving Prisa and Liberty. In connection with the proposed business combination, Prisa intends to file with the SEC a Registration Statement on Form F-4 that will include a proxy statement of Liberty that also constitutes a prospectus of Prisa. Liberty will mail the proxy statement/prospectus to its stockholders and warrantholders. Liberty stockholders, warrantholders and other investors are urged to read the proxy statement/prospectus regarding the proposed business combination and warrant amendment when it becomes available because it will contain important information regarding Liberty, Prisa, the proposed business combination, the proposed warrant amendment and related matters. When available, you will be able to obtain copies of all documents regarding this business combination, warrant amendment and other documents filed by Liberty with the SEC, free of charge, at the SEC's website (www.sec.gov) or by sending a request to Liberty Acquisition Holdings Corp., 1114 Avenue of the Americas, 41st floor, New York, New York 10036, or by calling Liberty at (212) 380-2230. Prisa will also file certain documents with the Spanish Comision Nacional del Mercado de Valores (the "CNMV") in connection with its shareholders' meeting to be held in connection with the proposed business combination, which will be available on the CNMV's website at www.cnmv.es. Participants in the Business Combination Prisa and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Liberty in connection with the proposed business combination and from the warrantholders of Liberty in connection with the proposed warrant amendment. Information regarding the special interests of these directors and executive officers in the business combination will be included in the Registration Statement on Form F-4 (and will be included in the definitive proxy statement/prospectus for the proposed business combination) and the other relevant documents filed with the SEC. Liberty and its directors and officers may be deemed to be participants in the solicitation of proxies from Liberty's stockholders in respect of the proposed business combination and from the warrantholders of Liberty in connection with the proposed warrant amendment. Information regarding the officers and directors of Liberty is available in Liberty's annual report on Form 10-K for the year ended December 31, 2009, which has been filed with the SEC. Additional information regarding the interests of such potential participants will also be included in the Registration Statement on Form F-4 (and will be included in the definitive proxy statement/prospectus for the proposed business combination and proposed warrant amendment) and the other relevant documents filed with the SEC.

IntroductiontothePresentationTeam Liberty Acquisition Holdings Leadership Grupo Prisa Leadership Martin E. Franklin Chairman of Liberty Acquisition Holdings Corp. Chairman and Chief Executive Officer, Jarden Corporation (NYSE; JAH) a Fortune 500 company Currently a director of GLG, one of the largest alternative asset managers in Europe with over $20bn in net AuM Also a principal and executive officer of a number of private investment entities Nicolas Berggruen CEO of Liberty Acquisition Holdings Corp. Chairman of Berggruen Holdings Also a principal and executive officer of a number of private investment entities Juan Luis Cebrian CEO of the Prisa Group Chairman of its Executive Commission Board member of El Pais, Cadena Ser and Sogecable Ignacio Santillana Chief Operating Officer of Prisa since 2001 Previously held positions at GTE (U.S.A.), Telefonica, Telefonica Internacional, AEB and Enisa

TableofContents Transaction Highlights Overview of Grupo Prisa The Path Forward SECTIONS APPENDIX A: Additional Prisa Materials B: Additional Transaction Details C: Trading Comparables

TransactionHighlights

TransactionOverview Each Liberty share to receive a targeted value of $11/share1 in the form of 1.547 Prisa Ordinary Shares and 0.358 Prisa Non-Voting Convertible Shares, which will be represented by Prisa American Depository Shares ("ADS") Each Liberty warrant to receive a targeted value of $2.15 in the form of $1.04 in cash, 0.156 of a Prisa Ordinary Share and 0.036 of a Prisa Non-Voting Convertible Share, which will also be represented by Prisa ADS1 212.1 million2 Prisa Ordinary Shares will be issued to Liberty equityholders 49 million2 Prisa Non-Voting Convertible Shares, each with a face value of $10 and a 7% annual cash coupon, will be issued to Liberty equityholders Convertible at a price of €4.50 (into 1.63 Prisa Ordinary Shares) two years from closing; convertible at the option of Prisa at the same price starting 5 years from closing All the above figures are based on the agreed Deal Price of €3.518 and $/€ exchange rate of 1.364 Concurrently, Prisa has announced a Rights Issue reserved for its current minority shareholders to raise up to €45 million3 TRANSACTION DETAILS2 DEBT RESTRUCTURING PRO FORMA OWNERSHIP2 GOVERNANCE TIMETABLE / OTHER Restructuring of syndicated facility and bridge facility are key conditions to closing of the deal Bridge facility is being extended to May 2013 Liberty cash infusion facilitates closing of previously announced sales Debt service and maturities brought in line with operating cash flow generation Prisa Historical Shareholders: 35.6% (pre-conversion), 30.05% (post-conversion) Other Current Prisa Shareholders: 15.2% (pre-conversion), 12.8% (post-conversion) Liberty Shareholders: 49.2% (pre-conversion), 57.1% (post-conversion) Seasoned Prisa management team Liberty Principals have been offered an opportunity to become independent Board Members Closing anticipated in June 2010 The ADSs representing Prisa's Ordinary Shares and Non-Voting Convertible Shares will be traded in the US (NASDAQ or NYSE) >> Transaction Highlights>>Overview of Grupo Prisa Business>>The Path Forward>> Note: Actual value will vary depending on exchange rate and market price of Prisa shares at closing Pro forma ownership and other references throughout the presentation assume no redemption of Liberty shares, and prior to Rights Issue For details of the offering refer to page 44

Liberty/PrisaTransactionHighlights Liberty transaction returns leverage to sustainable levels Triggers restructuring of current €5 billion of debt Allows Prisa to complete announced cash asset sales of €1.3 billion and an equity swap of 100% in Cuatro for 18.3% in Telecinco Together with asset sales, reduces total leverage from 7.1x to 4.7x 2010E projected EBITDA Enables €1.8 billion bridge facility due March 2010 to be extended to May 2013 Allows management to focus on growth strategy Servicing leverage and asset sales no longer the only priority Management will have capital and liquidity to support future strategic initiatives Increases free float and market cap, attracting a new investor base Free float to rise from approximately ~€230 million to over €1.2 billion1 (at Deal Price) Diversification of investor base toward key US market Creation of an attractive Convertible Security with a 7% coupon and ~36% conversion premium to current market2 Attractive valuation Deal Price is at a 5% discount to its 30 day high, a 21% discount to its 52 week high, and a 80% discount to its 3 year high2 Prisa is currently trading at a discount to its peers on a P/E basis Combined Prisa/Liberty valued at 9.5 - 11.7x 2010E P/E3 and 6.9 - 9.5x 2011E P/E3 Note: Based on fully diluted shares outstanding As of March 5, 2010 Based on Company fully-diluted EPS guidance, pro forma for recapitalization and excluding one-time items >> Transaction Highlights>>Overview of Grupo Prisa Business>>The Path Forward>>

SummaryofLiberty-BackedRecapitalization Prisa DE-LEVERAGING2 ANTICIPATED CASH SOURCES & USES1 Note: See page 38 for details of new capital structure and terms Based on 2010E BASE EBITDA as projected by the Company Subject to anti-trust clearance as required and other closing conditions; estimated net of transaction expenses Illustrative figure based on the deal exchange rate of €1.00 = $1.364 >> Transaction Highlights>>Overview of Grupo Prisa Business>>The Path Forward>> €1.7bn debt reduction (Liberty transaction + announced divestitures) Enhanced liquidity with ~€100mm to cover working capital requirements Extension of average debt maturity to 3.7 years Reduction in leverage by 2.4x (2.5x for net debt) Source: Company Information

LeverageIsSustainablePostLiberty-BackedRecapitalization From 2010 to 2012, the Company should generate enough cash to meet its debt obligations No debt repayment obligations in 2010 (post-recapitalization); is intended to create a cash buffer in excess of €400mm to support liquidity needs going forward Refinancing of debt obligation in 2013 should be accomplished on the back of: Improved credit profile of the Company (cash flow buffer generated in 2010 - 2012) Improved growth prospects (progressive recovery of advertising market) >> Transaction Highlights>>Overview of Grupo Prisa Business>>The Path Forward>> PROJECTED PRE-TAX OPERATING CASH FLOWS1 VS. SCHEDULED INTEREST EXPENSE AND DEBT AMORTIZATIONS Note: 1 Current Company projections may vary depending upon economic and market conditions. Estimated pre-tax interest expense is projected by Company based on projected Euribor yields; pro forma for recapitalization 2 Defined as BASE EBITDA minus CapEx. Based on Company projections €585 €614 Source: Company Information No operating cash flow projections available for 2012 €2,409

EnhancedStockLiquiditythroughIncreasedPublicFloat Note: 1 Post conversion of Non-Voting Convertible Shares ; prior to effective Rights offering 2 Will consist of 511.1 million Ordinary Shares (post conversion): 42.8% currently issued Ordinary Shares , 41.5% of newly issued Ordinary Shares represented by ADSs and 15.7% of Non Voting Convertible Shares 3 Based on Deal Price Madrid Listing Mostly Spanish Investor Base Market Capitalization3: ~€770mm Free Float3: ~€230mm Madrid and NYSE or Nasdaq Listing1,2 Global Investor Base Market Capitalization3: ~€1,800mm Free Float3: ~€1,260mm Total Float: ~70% PRE-TRANSACTION POST-TRANSACTION1 >> Transaction Highlights>>Overview of Grupo Prisa Business>>The Path Forward>> Source: Company Information and Capital IQ

CompellingValueProposition:StockTradingCloseToHistoricalLows STOCK TRADING1 CLOSE TO HISTORICAL LOWS Price at Time of Announcement: €3.302 Deal Price: €3.518 Deal Price Discount to: 30-Day High: 5% 52-Week High: 21% 3-Year High: 80% >> Transaction Highlights>>Overview of Grupo Prisa Business>>The Path Forward>> Source: Capital IQ / Bloomberg Note: 1 Trading volume on the Spanish stock exchange, as reported by Bloomberg, includes all changes in registry and therefore may not be indicative of actual trades between arms-length parties 2 As of March 5, 2010

CompellingValueProposition:AttractiveValuation >> Transaction Highlights>>Overview of Grupo Prisa Business>>The Path Forward>> 2010E Peers: Avg.: 14.7x 2011E Peers: Avg.: 12.6x Pro Forma for Liberty Transaction and minority asset sales; Prisa would trade at ~28% discount on '10E and ~35% discount on '11E compared to peers on a P/E basis1 Source: Company Information and Capital IQ 11.7x 9.5x Note: 1 Based on mean of Prisa range 2 Based on Company guidance; with projected pro-forma EPS excluding extraordinary and one-time items and assuming fully diluted shares outstanding of 511.1mm 3 Based on median of comparables as of March 5, 2010. Comparables include: Publishing: Reed Elsevier, RCS Media, Lagardere, Arnoldo Mondadori Editore SpA, John Wiley & Sons, The McGraw-Hill Companies, Pearson; Diversified: Walt Disney, Time Warner, News Corp., Viacom; Audiovisual: BskyB, Cyfrowy Polsat, ITV, TF1, Metropole Television M6, Gestevision Telecinco, S.A., Antena 3 de Television, RTL Group, Mediaset, ProSiebenSat.1 Media AG

OverviewofGrupoPrisa

GrupoPrisaInvestmentThesis Audiovisual: #1 in Spanish PayTV (Digital +, Canal +), #1 in Free-to-Air("FTA") (TVI/Telecinco- Cuatro) and #3 audiovisual production in the Iberian Peninsula Educational and Trade Publishing: Market leader in Spanish and Portuguese speaking world (Santillana); Leader in trade publishing in Latin America Press: #1 daily newspaper (El Pais), #2 daily sports newspaper (As) and #2 economic newspaper (CincoDias) in Spain, plus 15% stake in the world's largest French newspaper (Le Monde) Radio: Largest Spanish speaking news network in the world with leadership position in Spain, Colombia and Chile LEADING MARKET POSITIONS IN SPANISH AND PORTUGESE SPEAKING WORLD PORTFOLIO OF PREMIUM BRANDS DIVERSIFIED REVENUE STREAMS ROBUST GROWTH POTENTIAL Recognized as the local leader across verticals in a number of Spanish and Portuguese language markets El Pais, Santillana, 40 Principales, Digital+, Canal+, Cadena Ser and TVI are among the most recognized and well-regarded brands in their respective verticals 31% of revenue from subscribers, 28% from advertising and 19% from books and training in 2009 Resilience of education and subscription businesses in terms of growth and profitability balances out cyclicality of advertising markets Traditional business: all businesses are profitable; growth based on geographic expansion, new products and exploiting cross-business synergies Digital business: accelerate current penetration in the digital market; extract value from underutilized digital assets; migrate towards device-agnostic business model >> Transaction Highlights>>Overview of Grupo Prisa Business>>The Path Forward>> Source: Company information

BusinessOverview Source: Company information EXTENSIVE FOOTPRINT IN THE SPANISH AND PORTUGUESE SPEAKING WORLD WITH LEADING MARKET POSITIONS >> Transaction Highlights>>Overview of Grupo Prisa Business>>The Path Forward>> Covering a Spanish/Portuguese speaking population surpassing 620 million people

LeadingMarketPositionsAcrossBusinessesandGeographies Source: Company information AUDIOVISUAL PUBLISHING >> Transaction Highlights>>Overview of Grupo Prisa Business>>The Path Forward>> Digital + (56% ownership) - #1 PayTV operator in Spain reaching 1.8 million households 49% subscriber market share; 68% revenue market share Highest ARPU in Western Europe Media Capital (64.7% ownership) - #1 free-to-air (FTA) TV operator in Portugal (TVI) 36% audience share; 49% revenue market share Telecinco / Cuatro (18.3% ownership) - #1 FTA TV operator in Spain 25% audience share; 45% revenue market share Plural - #3 audiovisual production company in Spain/Portugal VME (12% ownership)1 - one of the largest distribution networks in US Hispanic TV market reaching 60% of US Hispanic households Santillana (75% ownership) - market leader in editorial and educational content in Spanish and Portuguese speaking countries: More than 125 million books sold in 2009 #1 player in educational publishing across all geographies One of the top three players in language and trade publishing across all geographies Presence in 22 countries, with 65% of revenue derived from fast-growing Latin American markets Strong relationships with government agencies Trade publishing brands include: Alfaguara, Aguilar, Taurus and Suma PAY TV EDUCATION GENERAL EDUCATION FREE-to-AIR AUDIOVISUAL PRODUCTION / DISTRIBUTION Note: 1 With an option to get control

LeadingMarketPositionsAcrossBusinessesandGeographies Source: Company information PRESS RADIO >> Transaction Highlights>>Overview of Grupo Prisa Business>>The Path Forward>> El Pais (100% ownership) - #1 daily newspaper in Spain 392,000 daily copies sold; 16 million monthly internet users The only profitable reference newspaper in Europe As (100% ownership) - #2 daily sports newspaper in Spain 215,300 daily copies; 12.4 million internet users Cinco Dias (100% ownership) - #2 economic newspaper in Spain 33,300 daily copies; 1.2 million internet users Le Monde (15% ownership)1 - world's largest French newspaper sold in 120 countries Union Radio (73.5% ownership) - largest Spanish speaking news network in the world, with #1 audience market shares in Spain, Colombia and Chile: 1,270 radio stations 26 million listeners across 10 countries 52% audience market share in Spain 41 web sites with 10+ million unique users 100% of content digitized and available >>SPECIALIST GENERALIST MAGAZINES MUSIC MANAGEMENT SPEICALIST TALK RADIO Note: 1 With an option to share control

DiversifiedPlayerofScale Source: Company information and JCF Group, January 2010 % REVENUE 2009 by REVENUE STREAM % REVENUE 2009 by COUNTRY % REVENUE 2009 by SEGMENT TOTAL REVENUE 2009 LARGEST DIVERSIFIED AUDIOVISUAL GROUP IN EUROPE... ....DIVERSIFIED ACROSS BUSINESSES AND GEOGRAPHIES >> Transaction Highlights>>Overview of Grupo Prisa Business>>The Path Forward>>

ConsolidatedPerformanceAndProjections >> Transaction Highlights>>Overview of Grupo Prisa Business>>The Path Forward>> Source: Company information Revenue: Actual and Projections EBITDA: Actual and Projections EBITDA - CapEx: Actual and Projections Note: Adjusted for one-time asset disposal Current Company projected EBITDA may vary depending upon economic and market conditions in a range between €650mm and €704mm Current Company projected EBITDA may vary depending upon economic & market conditions and realization of the Operating Efficiency Plan in a range between €735mm and €837mm Includes estimated cost savings from Operating Efficiency Plan 8374 7164

EPSGuidance >> Transaction Highlights>>Overview of Grupo Prisa Business>>The Path Forward>> Source: Company information

ThePathForward

PlatformForAcceleratedFutureGrowth Source: Company information Transform traditional media businesses Maximize Value of D+ Growth Engine Focus on key international growth markets Adjust business model to extract maximum value from existing assets Leverage key strategic partnerships Pay TV in Spain remains under-penetrated D+ is strongly focused on differentiating pricing through value added services and advanced technology offerings Brazil / Latin America: Publishing and Audiovisual Production US / Mexico: Publishing, Radio and Audiovisual Integrate business units Extract synergies from transversal initiatives Leverage resources and capabilities across business units Accelerate Digital Growth Accelerate penetration in the digital market utilizing a consumer oriented strategy Extract value from underutilized digital assets Streamline Cost Structure Past efficiency programs successful; new plans in place Targeting additional €50 million EBITDA impact between 2010 & 2011 >> Transaction Highlights>>Overview of Grupo Prisa Business>>The Path Forward>>

>> Transaction Highlights>>Overview of Grupo Prisa Business>>The Path Forward>> Audiovisual:TechnologyDrivenGrowth Source: Company information Leverage existing assets and new strategic partnerships Multi-distribution strategy: channels in Asymmetric Digital Subscriber Line ("ADSL"), Cable, & Direct-to-Home ("DTH") Lever current production capabilities to expand the sales of content in the US, Latin America and other countries Development of "one-stop shop" audiovisual production centre in Lisbon Margin increase from decreased cost of acquiring content and lower subscriber acquisition costs Strategic Partners: Telecommunications technology, scale and best practices sharing synergies Strategy Growth Drivers: Projected Subscriber Growth Revenue: Actual and Projections1 EBITDA: Actual and Projections1 Strategic Partnerships: Note: 1. Projections do not represent additional upside from Telecinco Note: Current Company projections may vary depending upon economic & market conditions in 2010 & 2011 and upon realization of the Operating Efficiency Plan in 2011

D+InitiativestoDriveGrowthWhileSustainingCashFlow Pay TV Penetration Upside Services Penetration Upside Pay TV in Spain remains significantly under-penetrated D+ is now strongly focused on differentiating pricing through value added services Proactively drive Personal Video Recorder ("PVR"), High Definition ("HD"), MultiRoom New set top box pricing model (monthly lease versus sale) All of these have been successfully implemented by operators in other markets Further innovation from Video-on-Demand ("VoD") (Autumn 2010) and 3D (in time for World Cup) Package of exclusive channels to be offered to other Pay TV providers, driving new stream of high margin wholesale revenues >> Transaction Highlights>>Overview of Grupo Prisa Business>>The Path Forward>> Source: BskyB/Digital+ results Dec^09

Publishing:StrongProspectsForTransformation Source: Company information and All Global Monitoring Report 2010 >> Transaction Highlights>>Overview of Grupo Prisa Business>>The Path Forward>> Strategy Growth Drivers: Present in Countries with High Focus on Education Revenue: Actual and Projections EBITDA: Actual and Projections Continue expansion to teaching services, technology model and ebooks MORE THAN JUST A BOOK... + + Customization Teaching materials School consulting Teacher training Assessment Platform for students, teachers and parents Printed materials Services Technology Note: Current Company projections may vary depending upon economic & market conditions in 2010 & 2011 and upon realization of the Operating Efficiency Plan in 2011

Radio:HighGrowthExpansionStrategy Source: Company information and Zenith Optimedia 2009 >> Transaction Highlights>>Overview of Grupo Prisa Business>>The Path Forward>> Strategy Growth Drivers: Projected Radio Advertising Growth (Indexed at 2009) Revenue: Actual and Projections EBITDA: Actual and Projections Geographic and content expansion Expected growth based on geographical expansion of business, new products and increased efficiency Enhance digital business by developing segmented content offerings, cross selling strategies and partnerships Integration of the music value chain with growing segments of the industry leveraging the rest of the Prisa assets (e.g., artist representation, events, concerts, tours, merchandising) The company has plans in progress with a financial sponsor to acquire Hispanic radio assets in the US Produce and distribute new PayTV music channels for Spain, Latin America and US Note: Current Company projections may vary depending upon economic & market conditions in 2010 & 2011 and upon realization of the Operating Efficiency Plan in 2011

Press:TransitionToContentProvider Source: Company information and Zenith Media December 2009 >> Transaction Highlights>>Overview of Grupo Prisa Business>>The Path Forward>> Strategy Growth Drivers: Actual and Projections Revenue: Actual and Projections EBITDA: Actual and Projections Embrace industry's digital transformation - Become device agnostic Focus on content production and outsourcing of non core activities Advertising: JV Back office: outsourcing Print: For sale Spanish Press Advertising Investment Note: Current Company projections may vary depending upon economic & market conditions in 2010 & 2011 and upon realization of the Operating Efficiency Plan in 2011

IntegrationOfBusinessUnits Silo Revenue Consumer Publishing Consumer Integration Digital Transformation Prisa is an integrated company providing relevant content across multiple distribution channels Cross-sales Czar Chief Digital Officer Foster and promote collaboration among current business units and development of cross-silo business opportunities (synergies) Develop a systematic approach to uncover new joint business opportunities Formulation of a compensation structure that drives and encourages integration >> Transaction Highlights>>Overview of Grupo Prisa Business>>The Path Forward>> Source: Company information

TransformationalProgramsSuccessfullyImplemented Prisa has realized €243million of savings in 2009 via efficiency initiatives across its businesses Additional efforts are expected to add an incremental €50m of EBITDA between 2010 and 2011 Prisa will enter the economic recovery with an efficient cost base Operating Expense ("OPEX") Reduction Across Business Lines1 1. From January to December, 2009 >> Transaction Highlights>>Overview of Grupo Prisa Business>>The Path Forward>> Source: Company information

FocusonInternationalMarketswithHighGrowth Source: Company information and Zenith Report, December 2009 Publishing / Santillana Increase presence in Brazil across all segments Expand Brazilian technology of integrated learning systems to other Latin American countries Build through strategic acquisitions Increase public sales Increase circulation in Latin America and digital readership Radio Audiovisual Press Continue to build market presence using one of the largest distribution networks in the US Hispanic TV market - VME Lever current production capabilities to sell content in Latin America, US, Portuguese speaking countries like Angola Advertising revenue on Hispanic cable networks is expected to grow at 25% annually between 2009 - 2011 PayTV music channels for all the countries The company has plans in progress with a financial sponsor to acquire Hispanic radio assets in the US Business development of Network syndication in markets totaling 49% of the total U.S. Hispanic population, both in talk and music radio Advertising revenue in the US Hispanic radio market is expected to grow at 5% annually between 2009 - 2011 >> Transaction Highlights>>Overview of Grupo Prisa Business>>The Path Forward>>

AccelerateDigitalGrowth Source: Company information Measures implemented to date: Hired a Chief Digital Officer Customer marketing database with over 4 million records Hired new head of transversal Creation of cross-sales opportunities across businesses and countries Successes to date: 30 million unique users per month in all segments Over 18 million songs streamed per month from 40 Principales and Cadena Ser El Pais.com reaches +15 million readers per month Over 12 million videos streamed through all of Prisa's websites monthly €24mm of revenue and positive EBITDA in 2009 Digital strategy focuses on centralizing customer information and content across divisons and external distribution platforms to drive low marginal cost revenue Customer Marketing Database: Creation of a single view of Prisa's customers Marketing Database for the Group across divisions Technology Partnerships: Implementation of partnerships to maximize online interactivity with the Spanish speaking community worldwide New Sources of Revenue: Better understanding of customers will generate new business models based on segmentation and communities, e.g. integration of music value chain Content Data Management Platforms: Integration of content data management platforms across divisions and external distribution platforms Becoming an integrated content and customer-centric Company >> Transaction Highlights>>Overview of Grupo Prisa Business>>The Path Forward>>

Appendices

AppendixA:AdditionalPrisalMaterials

GroupStructure Source: Company information Notes: Based on 2009 Revenue and EBITDA 1. Net of corporate overhead Grupo Prisa Revenue: €3,209mm EBITDA: €6241mm Press Revenue: €416mm EBITDA: €53mm Radio Revenue: €377mm EBITDA: €100mm Publishing Revenue: €617mm EBITDA: €152mm Audiovisual Revenue: €1,771mm EBITDA : €343mm El Pais Cinco Dias Magazines 100% 100% 100% Union Radio 73.5% Grupo Santillana 75% Media Capital Sogecable 65% 100% Digital+ Telecinco 56% Digital Revenue: €24mm EBITDA: €1mm 18.3% As Le Monde 75% 15% VME 12% 100% Corporate Structure - Pro Forma for Pending Minority Sales >> Additional Prisa Materials>>Transaction Materials>>Trading Comparables>>

Audiovisual:ImpactofPendingMinoritySales Source: Company information and Capital IQ Prisa Audiovisual EBITDA : €343 mm Notes: Based on 2009 EBITDA. Cash proceeds are estimated, net of transaction expenses Highlighted in color are business lines affected by recent minority asset sales and Telecinco merger Based on implied transaction value As reported; not pro forma for Telecinco / Cuatro transaction Sogecable EBITDA: €290 mm Media Capital EBITDA: €52 mm 94.7% Digital+ €307 mm Cuatro (€17) mm 65% 56% 18.3% 100% Public 5.3% 100% 100% Prisa Audiovisual EBITDA: €3432 mm Sogecable EBITDA: €290 mm Media Capital EBITDA: €52 mm Digital+ €307 mm Telecinc o €119 mm 100% Ongoing Media 30% Cash proceeds to Prisa for 44% in Digital+: €970 mm Cash proceeds to Prisa for 30% in Media Capital: €100 mm 100% of Cuatro is swapped for 18.3% of Telecinco Minority Sales Status Quo Pro Forma for Minority Sales Telefonic a 22% 22% Mediaset 41.2% Public 40.4% Cuatro (€17) mm 100% Total consideration: Cash: ~€1,070 Equity: ~€500 mm1 (18.3% in Telecinco) + + = Public 5% VME 12% VME 12% >> Additional Prisa Materials>>Transaction Materials>>Trading Comparables>>

Publishing:ImpactofPendingMinoritySales Source: Company information Prisa Publishing EBITDA: €152 mm Santillana EBITDA: €152 mm 75% 100% Prisa Publishing EBITDA: €152 mm Santillana EBITDA: €152 mm DLJ South American Partners Cash proceeds to Prisa for 25% in Santillana: €230mm Minority Sale Status Quo Pro Forma for Minority Sale 25% >> Additional Prisa Materials>>Transaction Materials>>Trading Comparables>> Notes: Based on 2009 EBITDA. Cash proceeds are estimated, net of transaction expenses

SummaryFinancials:ReportedandCompanyProjections Source: Company information >> Additional Prisa Materials>>Transaction Materials>>Trading Comparables>>

AppendixB:AdditionalTransactionDetails

SummaryofLiberty-BackedRecapitalization >> Additional Prisa Materials>>Transaction Materials>>Trading Comparables>> Source: Company information

ProFormaCapitalizationofPrisa Notes: Reflects net cash proceeds from sale of Media Capital stake (€100 million), Santillana stake (€230 million), Digital+ stakes (€970 million) and treasury stock (€23 million); assumes 18.3% Telecinco stake remains in Prisa Liberty cash infusion of $930 million (€660 million) used towards debt reduction less €100 million retained for working capital, less €95 million of operational restructuring initiatives and Prisa transaction expenses Based on Company 2010E BASE EBITDA >> Additional Prisa Materials>>Transaction Materials>>Trading Comparables>> Source: Company information

General Terms At closing, each Liberty share will receive a targeted value of $11 per share of Prisa ADSs and Non-Voting Convertible Shares, as defined below Consideration - illustration based on Deal Price of €3.518 and $/€ Exchange Rate of 1.364; assuming no redemptions: On the basis of up to 137.1 million Liberty shares, each Liberty share would receive the equivalent of 1.547 Prisa Ordinary Shares and 0.358 Non- Voting Convertible Shares: The equivalent of 212.1 million Prisa Ordinary Shares issued to Liberty equityholders based on the Deal Price Each Prisa ADS will represent one or more Prisa Ordinary Share The Deal Price was calculated as the volume-weighted average closing price of Prisa stock and $/€ exchange rate for the last 30 calendar days preceding announcement 49.0 million Non-Voting Convertible Shares with total face value of approximately $490 million (€360 million) and 7% coupon Warrantholders would receive a targeted value of $2.15 per share through a combination of cash, Prisa Ordinary shares and Prisa Non Voting Convertible Shares Depending on the result of Prisa's Rights Issue to current shareholders, cash component would vary between $1.04 to $2.02 per warrant Current Shareholder Rights Issue: Grupo Prisa has reserved a €150 mm rights issue for Prisa current shareholders Only the minority shareholders will participate in the offering, limiting size to €45 million Prisa shares will be offered to those subscribing to the rights offering at €3.08 per share 14.6 mm of Prisa shares would be issued if 100% of existing minority shareholders participated in the offering Liberty shareholders and warrantholders will comprise over 50% of Prisa's shareholder base on a fully diluted basis Pro Forma Ownership (post-conversion of Non-Voting Convertible Shares): With 0% of minority rights exercised: Liberty: 57.1%; Prisa Historical Shareholders: 30.05%; Prisa Minority Shareholders: 12.8% With 14.6 mm of minority shares sold: Liberty: 54.3%; Prisa Historical Shareholders: 30.05%; Prisa Minority Shareholders: 15.7% Other Conditions The ADSs representing the Prisa Ordinary Shares and the Non-Voting Convertible Shares will be traded in the US (NASDAQ or NYSE) As part of the transaction, Prisa will request the Liberty sponsors to renounce their co-investment rights SummaryOfProposedTransaction >> Additional Prisa Materials>>Transaction Materials>>Trading Comparables>>

SummaryofProposedTransaction Consideration to Liberty Unitholders, reflecting Proposed Warrant Exchange1 >> Additional Prisa Materials>>Transaction Materials>>Trading Comparables>> Consideration to Liberty Shareholders1 Note: 1 With 0% Rights subscription; based on Deal Price Consideration Received Description Consideration per Liberty Share Targeted Value per Liberty Share % of Value Ordinary Shares Represents one Class A share 1.547 $ 7.42 67.5% Listed on US national stock exchange Stated value of $10.00 per share 0.358 $ 3.58 32.5% No voting rights until conversion Will receive 7% cash dividends on $10.00 Convertible at option of holder starting 2 years from closing Convertible at option of PRISA starting 5 years from closing Listed on US national stock exchange Targeted Value $ 11.00 100.0% Consideration Received Description Consideration per Liberty Unit Targeted Value per Liberty Unit Ordinary Shares As above 1.625 $ 7.80 As above 0.376 $ 3.76 Cash Anticipated cash payment under Warrant Exchange $ 0.52 Targeted Value $ 12.08 Non-Voting Convertible Shares Non-Voting Convertible Shares

ProposedWarrantExchange1 Liberty Warrantholders would receive a targeted value of $2.15 of value from the above proposed Warrant Exchange The transaction would result in the equivalent of an increase in Liberty shares outstanding from 129.4m to 137.1m >> Additional Prisa Materials>>Transaction Materials>>Trading Comparables>> Note: 1 With 0% Rights subscription; based on Deal Price Targeted Value to be offered per Warrant 2.15 $ Number of Warrants Outstanding (mm) 76.7 Targeted Value offered in Warrant Exchange (mm) 165.0 $ Cash Component 80.0 $ Stock Component 85.0 $ Equivalent of new Liberty Shares to be issued in Warrant Exchange (at $11/share) (mm) 7.7 Proposed Warrant Exchange Targeted Value offered per Warrant Consideration $ Value % Value Cash Component $1.04 $1.04 48.5% Prisa Ordinary Share 0.156 $0.75 34.8% Prisa Non-Voting Convertible Share 0.036 $0.36 16.7% Total $2.15 100.0% Breakdown of Targeted Value per Warrant

TargetedConsiderationToLibertyShareholdersAndWarrantholders1 >> Additional Prisa Materials>>Transaction Materials>>Trading Comparables>> The Proposed Transaction delivers a targeted value to Liberty shareholders of $1,508 million or $11 per share Note: 1 With 0% Rights subscription; based on Deal Price Prisa ADSs / Ordinary Shares Prisa ADSs / Non-Voting Convertible Shares Total Shares Received 212.1m 49.0m Deal Price €3.518 $10.00 Deal Exchange Rate $/€: 1.364 $1,017.9 + $490.3 = $1,508.1 ÷ Pro Forma Liberty Shares Outstanding Eligible for Exchange 137.1m = Targeted Value per Liberty Share $11.00 Targeted Value per Liberty Unit (1 Liberty Share + 1/2 Liberty Warrant) $12.08 Total Consideration to Liberty - Illustration based on Deal Price

RightsIssueToPrisaShareholders >> Additional Prisa Materials>>Transaction Materials>>Trading Comparables>> A maximum of €45 million of cash would be raised from Prisa's current minority shareholders (in Prisa's €150 million Rights Issue reserved for its current shareholders) Current shareholders will be offered the opportunity to purchase ordinary shares for €3.08 Consideration to Liberty warrantholders will be adjusted to reflect the amount of cash raised in the rights issue to the degree necessary to cause the current Prisa controlling shareholders to remain at 30.05% ownership Liberty warrantholders will still receive a targeted value of $2.15 per warrant through a combination of cash, Prisa ordinary shares and convertible non-voting shares Cash allocation to warrantholders will be capped at $2.02 per warrant and will be adjusted downwards should some minority shareholders of Prisa not subscribe to the rights offering Warrantholders will receive between $1.04 - $2.02 of cash per warrant, as illustrated in the table below Consideration per Liberty Warrant Prisa Shareholders' Subscription (in millions) € 0 € 22.4 € 44.9 Cash $ 1.04 $ 1.53 $ 2.02 Ordinary Shares $ 0.75 $ 0.42 $ 0.09 Non-Voting Convertible Shares $ 0.36 $ 0.20 $ 0.04 Targeted Value per Warrant $ 2.15 $ 2.15 $ 2.15

AppendixC:TradingComparables

ComparableCompanyTradingMultiples Source: Capital IQ Trading Data and Size (in € million, except share information) Diversified Audiovisual Publishing >> Additional Prisa Materials>>Transaction Materials>>Trading Comparables>> (€mm, unless stated) Stock Price Market Enterprise Revenue EBITDA EPS Trading Data and Size 3/5/10 Cap Value 2010E 2011E 2010E 2011E 2010E 2011E Walt Disney Co. 24.39 47,302 55,961 27,747 30,512 6,530 7,163 1.48 1.73 Time Warner Inc. 22.42 25,789 33,436 19,502 20,233 4,473 4,772 1.57 1.79 News Corp. 10.59 27,779 33,921 23,861 24,469 4,182 4,572 0.73 0.81 Viacom, Inc. 22.28 13,532 18,031 10,284 10,191 2,396 2,631 1.83 2.08 Max 24.39 47,302 55,961 27,747 30,512 6,530 7,163 1.83 2.08 Median 22.35 26,784 33,679 21,681 22,351 4,327 4,672 1.52 1.76 Min 10.59 13,532 18,031 10,284 10,191 2,396 2,631 0.73 0.81 Mean 19.92 28,601 35,337 20,348 21,351 4,395 4,785 1.40 1.60 British Sky Broadcasting Group plc 6.24 10,945 13,005 6,884 7,433 1,465 1,805 0.40 0.55 Cyfrowy Polsat S.A. 3.87 1,038 1,018 385 412 103 117 0.28 0.32 ITV plc 0.58 2,265 3,489 2,106 2,178 331 452 0.03 0.05 TF1 Group 12.34 2,632 2,670 2,413 2,500 207 324 0.40 0.76 Metropole Television M6 18.94 2,436 2,074 1,425 1,482 279 297 1.06 1.15 Gestevision Telecinco, S.A. 10.57 2,569 2,784 813 929 174 243 0.44 0.61 Antena 3 de Television SA 7.47 1,498 1,678 779 835 139 176 0.44 0.56 RTL Group SA 53.50 8,219 8,729 5,465 5,647 909 1,004 3.25 3.78 Mediaset SpA 5.84 6,637 8,472 4,186 4,477 1,236 1,382 0.32 0.39 ProSiebenSat.1 Media AG 11.31 2,406 5,947 2,780 2,869 688 724 1.12 1.25 Max 53.50 10,945 13,005 6,884 7,433 1,465 1,805 3.25 3.78 Median 9.02 2,503 3,136 2,259 2,339 305 388 0.42 0.59 Min 0.58 1,038 1,018 385 412 103 117 0.03 0.05 Mean 13.07 4,065 4,987 2,724 2,876 553 653 0.77 0.94 Reed Elsevier plc 5.69 13,202 19,170 7,343 7,493 2,133 2,277 0.62 0.67 RCS MediaGroup S.p.A 1.21 917 2,177 2,223 2,269 201 240 0.03 0.07 Lagardere SCA 28.70 3,640 5,882 7,889 8,070 694 756 2.79 3.13 Arnoldo Mondadori Editore SpA 2.90 694 1,113 1,503 1,519 148 171 0.23 0.28 John Wiley & Sons Inc. 31.79 1,866 2,405 1,237 na 251 na 2.07 na The McGraw-Hill Companies, Inc. 25.92 8,184 8,400 4,591 4,871 1,216 1,379 1.93 2.16 Pearson plc 10.99 8,913 11,530 6,301 6,512 1,106 1,169 0.75 0.80 Max 31.79 13,202 19,170 7,889 8,070 2,133 2,277 2.79 3.13 Median 10.99 3,640 5,882 4,591 5,692 694 962 0.75 0.73 Min 1.21 694 1,113 1,237 1,519 148 171 0.03 0.07 Mean 15.31 5,345 7,240 4,441 5,123 821 999 1.20 1.18 Grupo Prisa SA 1 3.30 722 5,697 3,286 3,395 648 727 0.77 1.07 Note: 1 Projections based on consensus as of March 5, 2010

ComparableCompanyTradingMultiples Source: Capital IQ Diversified Audiovisual Leverage and Trading Multiples Publishing >> Additional Prisa Materials>>Transaction Materials>>Trading Comparables>>